Exhibit 99.7 Excerpt from the Province of New Brunswick “2016-2017 Main Estimates” as presented to the Legislative Assembly on February 2, 2016

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURES

CAPITAL ACCOUNT

2016-2017

(In thousands of dollars)

Department	2015-2016 Estimate	2015-2016 Revised	2016-2017 Estimate

Agriculture, Aquaculture and Fisheries	100	100	1,100
Education and Early Childhood Development	2,395	2,395	2,060
Environment and Local Government	1,000	1,000	1,000
General Government	0	0	3,411
Health	19,000	19,000	19,000
Natural Resources	1,510	600	0
Post-Secondary Education, Training and Labour	2,000	2,000	2,000
Regional Development Corporation	19,168	15,168	47,207
Tourism, Heritage and Culture	2,564	2,000	2,295
Transportation and Infrastructure	549,329	546,854	578,027

Total Expenditure	597,066	589,117	656,100

Investment in Tangible Capital Assets	(514,163)	(504,657)	(533,451)

TOTAL EXPENSE	82,903	84,460	122,649